Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

April 7, 2005

By International Courier
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following document of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Notice of Financial Forecast Modifications and Year-End Dividend

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Amy E. Weaver of Perkins Coie LLP at (206)359-3319.

Very truly yours,

NINTENDO CO., LTD.

Kenichi Sugimoto
Enclosures

dlw 4/11

Nintendo®

April 6, 2005

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

FASF MEMBERSHIP

Notice of Financial Forecast Modifications and Year-End Dividend

Based on recent exchange rate trends primarily, we have modified forecasts of income before income taxes and extraordinary items, and net income for the fiscal year ended March 2005 (April 1, 2004 - March 31, 2005), which were announced on January 26, 2005 as stated below.
In addition, please note that the year-end dividend per share for the fiscal year ended March 2005 has been set at 200 yen. In comparison with the previous fiscal year, the annual dividend per share has increased by 130 yen to 270 yen.

1. Financial Forecast Modifications for the Fiscal Year Ended March 2005 (April 1, 2004 - March 31, 2005)

(1)Forecast of consolidated results for the fiscal year ended March 2005 (April 1, 2004 - March 31, 2005) *

Yen in Millions

	Income before income taxes and extraordinary items	Net income
Previous forecast(A)	120,000	70,000
Revised forecast (B)	140,000	82,000
Net Increase/Decrease((B)-(A))	20,000	12,000
Net Increase/Decrease Percentage	16.7%	17.1%
Actual result for the fiscal year ended March 2004	50,140	33,194

Estimated annual earnings per share: 621.81 yen

(2)Forecast of non-consolidated results for the fiscal year ended March 2005 (April 1, 2004 - March 31, 2005) *

Yen in Millions

	Income before income taxes and extraordinary items	Net income
Previous forecast(A)	100,000	60,000
Revised forecast (B)	120,000	72,000
Net Increase/Decrease((B)-(A))	20,000	12,000
Net Increase/Decrease Percentage	20.0%	20.0%
Actual result for the fiscal year ended March 2004	31,694	16,020

Estimated annual earnings per share: 545.82 yen

(3)Reason for modification

Due to the weaker-than-expected Japanese yen, foreign exchange gain is expected to increase in large scale compared with the previous financial forecast, causing both consolidated and non-consolidated income before income taxes and extraordinary items, and net income to increase.
Exchange rates per US dollar and Euro against Japanese yen were 107.39 yen and 138.87 yen respectively.

* Forecasts announced by the company referred to above were prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties.
Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts.

2. Year-end Dividend Established for the Fiscal Year Ended March 2005 (April 1, 2004 - March 31, 2005)

(1)Dividend for the fiscal year ended March 2005(April 1, 2004 - March 31, 2005)

Yen

	FORECAST (announced on November 25, 2004)	ACTUAL for the fiscal year ended March 2005	ACTUAL for the fiscal year ended March 2004
Interim dividend per share	70	(* 70)	70
Year-end dividend per share	70～200	200	70
Annual dividend per share	140～270	270	140

* Interim dividend was paid at the rate of 70 yen per share in December 2004.

(2)Reason for dividend increase

As previously announced in November 2004, it is the company's dividend policy for the fiscal year ended March 2005 to pay interim dividend at the rate of 70 yen per share and year-end dividend at the rate of 70 - 200 yen per share. Annual dividend per share is to be within the range of 140 yen to 270 yen set in accordance with the level of actual consolidated net income, based on the consolidated payout ratio of 50%. Since it became evident that consolidated net income per share would exceed 540 yen, the annual and the year-end dividends have been established at 270 yen and 200 yen per share respectively, an increase of 130 yen in comparison with the previous fiscal year.